Exhibit (a)(16)

Memorandum	Company Confidential

To:	All OSI Staff

From:	Colin Goddard, Ph.D.

Date:	May 16th, 2010

Re:	Today’s announcement of a merger with Astellas
This evening we issued a joint press release with Astellas announcing that we have agreed to a merger of OSI with Astellas for a price of $57.50 per share. We believe that today’s announcement, which values OSI at $4 billion, recognizes the significant value we have built for our shareholders while providing the merged companies the opportunity to forge a stronger collective path forward in a shared mission to provide innovative new medicines to patients around the world.
The agreement comes about as a result of a busy weekend of negotiations and, as such, there is a lot of information that we have yet to clarify with Astellas. Our new colleagues at Astellas have committed to reach out to all of you in the very near future and lay out their thoughts and plans on integration. In the meantime you can find a letter to OSI employees from Masafumi Nogimori, the President and CEO of Astellas, on our internal portal. In addition, a video clip from Nogimori-san will shortly be posted on the portal.
The transaction will proceed via a tender offer and we can expect it to close within the next 30 days. At the time of acceptance of the tender offer all equity awards will be accelerated and vested and will be cashed out. In addition, all employees will receive a pro-rated bonus (at target) which will be paid out shortly after the acceptance of the tender offer. The terms of the Change-in-Control plans recently adopted will remain in effect. We will provide a continuous stream of information through the coming weeks providing updates concerning the merger and integration process and look forward to working with our Astellas colleagues to effect a smooth transition.
In the meantime, I want to take this opportunity to thank you all for the commitment and dedication that you have made to OSI and for your part in helping to shape the outstanding organization we have successfully built together. We believe – as demonstrated by today’s announcement – that the team at Astellas fully recognizes the outstanding talent that resides in our company and we look forward to working with them in establishing a strong path forward.

Important additional information
OSI Pharmaceuticals’ (“OSI”) stockholders should read the company’s solicitation/recommendation statement on schedule 14D-9, which was initially filed with the SEC on March 15, 2010, and any amendments or supplements thereto. The company’s solicitation/recommendation statement will set forth the reasons for the recommendation of the OSI’s board and related information. The solicitation/recommendation statement and other public filings made from time to time by OSI with the SEC are available without charge from the SEC’s website at www.sec.gov, at OSI’s website at www.osip.com or from OSI’s information agent, by calling 800-322-2885 toll free or (212) 929-5500 or by emailing osipharma@mackenziepartners.com.
Statement of Cautionary Factors
This document contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage. The statement regarding earnings growth is not a profit forecast and should not be interpreted to mean that Astellas’ earnings or earnings per share for any current or future period will necessarily match or exceed the historical published earnings or earnings per share of Astellas.